Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

October 24, 2013

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Dynamic Opportunities Series – Class S and I

Equity Income Series – Class S and I

Focused Opportunities Series – Class S and I

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on September 20, 2013 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 133 on Form N-1A, filed with the SEC on August 8, 2013. PEA No. 133 was filed for the purpose of introducing three new Series of the Fund, each with two classes, as referenced above.

Dynamic Opportunities Series (referred to as Emerging Opportunities Series in PEA No. 133):

1.	Comment: Please add the legend required by Section 481(b)(1) of the Securities Act to the cover of the prospectus.

Response: Accepted.

2.	Comment: Please comment on the meaning of “Emerging” in the Series’ name.

Response: The name of the Series has been changed to the Dynamic Opportunities Series. This name is intended to convey that Series will be investing in companies with changing business models or in changing industries, which the Advisor believes represent attractive investment opportunities.

3.	Comment: In the fee table, please indent the rows for the Shareholder Servicing Fee and the Remainder of Other Expenses.

Response: Accepted. This change has been made.

4.

Comment: Ensure that the Expense Limitation Agreement that will apply to the Series is filed as an exhibit to the 485(b) filing. If the Advisor can recoup any waived fees or expenses, that should be disclosed.

Response: Accepted. The Expense Limitation Agreement is included as an exhibit to the 485(b) filing. The Advisor is not eligible to recoup any fees or expenses that have been waived or reimbursed in prior years.

5.	Comment: In the first sentence of the Principal Investment Strategies section, please explain what is meant by the term “concentrated”.

Response: We have removed the reference to a “concentrated portfolio” and replaced it with a statement that the Series will invest in a small number of companies.

6.	Comment: Please incorporate AFFE for ETFs that will be held in the Series in the expense table, if applicable.

Response: At this time, we do not expect the Series to hold a significant amount of ETFs, and we therefore do not expect the Series’ AFFE, if any, to meet the threshold for inclusion in the expense tables. The Series will, however, include the AFFE if the threshold for inclusion is met in the future.

7.

Comment: Please consider adding captions to the summary risk section like those in the sub-section titled “More Information About the Series’ Principal Risks” in the section titled “More Information About the Series’ Principal Investment Strategies and Principal Risks”.

Response: Accepted.

8.	Comment: Please consider adding additional disclosure to the paragraph on the risks of foreign securities in the Principal Risks section.

Response: Accepted. We have added language responsive to this request.

9.	Comment: Please delete the second paragraph in the sub-section of the summary section titled “Purchase and Sale of Series Shares” as it is not required by the rules covering the summary section.

Response: Declined. Because this Series may be used within the Advisor’s separately-managed accounts, and because much of the information in the previous paragraph does not apply to those accounts, we feel that this disclosure is important and should remain in the summary section.

10.	Comment: We did not see the disclosure required by Item 9(d), relating to portfolio holdings disclosure.

Response: This information appears in the sub-section titled “Disclosure of the Series’ Portfolio Holdings” in the Investment and Account Information section.

11.

Comment: In the section “More about the Series’ Principal Strategies and Principal Risks”, we did not see the disclosure required by Item 9(a) regarding the Series’ investment objective and whether it can be changed without shareholder approval. If so, please state whether shareholder notice will be provided.

Response: This disclosure appears in the sub-section titled “Investment Strategy and Goal” in the referenced section.

12.

Comment: The sub-section titled “Portfolio Managers” in the Management section states that all Series are managed under the oversight of the Advisor’s Senior Research Group. Please explain their role. Are they also managers?

Response: The Senior Research Group will not directly manage the Series. Investment decisions will be made and approved by the Series’ designated team members. The Senior Research Group has a higher-level role, in which they consider and provide guidance on the state of the economy and financial markets and generally oversee the process used by the Series’ portfolio management teams.

13.

Comment: In the third paragraph in the sub-section titled “Portfolio Managers” in the Management section, please clarify that the individuals listed are jointly and primarily responsible for the management of the Series’ portfolio.

Response: This language appears in the second paragraph in this section.

14.

Comment: In the section “How to Buy, Exchange, and Redeem Shares”, the sub-section on “Discretionary Investment Clients” states that all orders will be processed at the next-determined NAV. This language applies to all shareholders, so it should either be moved or repeated elsewhere.

Response: The language in this section applies specifically to discretionary investment clients of the Advisor or its affiliates. Similar language that applies to all other accounts appears in the sub-section titled “More about Purchases, Exchanges, and Redemptions” in the section titled “Investment and Account Information.”

15.	Comment: The second paragraph in the “More About Purchases, Exchanges, and Redemptions” sub-section of the Investment and Account Information section states:

Orders placed with an authorized financial intermediary will be processed at the share price of the Series next computed after they are received in good order by the financial intermediary or its designee, provided that such orders are transmitted to the Fund’s transfer agent in accordance with the Fund’s procedures and applicable law.

Generally, Section 22c-1(a) of the 1940 Act does not allow conditions, as long as the transaction request is received in good order. Please remove the language starting with “…provided that…” or explain why this language is consistent with the rule.

Response: We have re-worded this language to be clear that it is not our intention to place conditions on the Fund’s acceptance of an order that has been received and accepted in good order by a designated agent of the Fund.

Equity Income Series:

16.	Comment: Please add the legend required by Section 481(b)(1) of the Securities Act to the cover of the prospectus.

Response: Accepted.

17.

Comment: The investment objective for the Series should emphasize current income and current growth, rather than an equal focus on capital appreciation. For more information, see Item 9 of the SEC’s FAQ relating to the names rule.

Response: Accepted. We have revised the Series’ objective and investment strategy accordingly.

18.

Comment: Ensure that the Expense Limitation Agreement that will apply to the Series is filed as an exhibit to the 485(b) filing. If the Advisor can recoup any waived fees or expenses, that should be disclosed.

Response: Accepted. The Expense Limitation Agreement is included as an exhibit to the 485(b) filing. The Advisor is not eligible to recoup any fees or expenses that have been waived or reimbursed in prior years.

19.

Comment: Footnote 3 to the fee table says that the expense limitation for the Series is exclusive of the shareholder servicing fee, but it appears it is also exclusive of acquired fund fees and expenses. There is language to this effect in the SAI.

Response: Accepted. We have revised the footnote accordingly.

20.

Comment: Please note that it is the position of the SEC that for purposes of the names rule, a convertible security is not considered to be an equity security if it is convertible at a price higher than the current price of the security into which it would convert.

Response: While the Fund respectfully disagrees with the Staff’s interpretation that Rule 35d-1 requires the Series to only count convertible securities that are actually “in the money” as equity securities for purposes of determining compliance with a Series’ 80% test, the Fund has accepted this comment.

21.	Comment: Please confirm that the expenses of any business development companies are reflected in the fee table.

Response: Accepted. We have revised the expense table to include AFFE reflecting the expected level of investment in business development companies during the current fiscal year.

22.

Comment: Please consider adding captions to the summary risk section like those in the sub-section titled “More Information About the Series’ Principal Risks” in the section titled “More Information About the Series’ Principal Investment Strategies and Principal Risks”.

Response: Accepted.

23.	Comment: Please consider adding additional disclosure to the paragraph on the risks of foreign securities in the Principal Risks section.

Response: Accepted. We have added language responsive to this request.

24.	Comment: In the first sentence of the Principal Investment Strategies section, please explain what is meant by the term “concentrated”.

Response: We have removed the reference to a “concentrated portfolio” and replaced it with a statement that the Series will invest in a small number of companies.

25.	Comment: In the discussion of the risks associated with investments in ETFs in the Principal Risk section, please include a reference to the layering of expenses.

Response: Accepted. We have added language responsive to this request.

27.

Comment: In the third paragraph in sub-section titled “Portfolio Managers” in the Management section, please clarify that the individuals listed are jointly and primarily responsible for the management of the Series’ portfolio.

Response: This language appears in the second paragraph in this section.

28.

Comment: The sub-section titled “The Distributor” in the Management section says that the Series is not responsible for the failure of your financial intermediary to carry out its responsibilities. In the SEC’s view, the Fund is always responsible per Rule 22c-1(a) under the Investment Company Act of 1940. Therefore, this language should be deleted.

Response: Declined. This disclosure addresses the fact that the Fund is not responsible for the services performed by the intermediary for the shareholder or the relationship between the shareholder and the intermediary. It is not meant to address the intermediary’s appointment as an agent of the Series for the limited purpose of receiving orders for shares of the Series.

30.

Comment: In the section “How to Buy, Exchange, and Redeem Shares”, the sub-section on “Discretionary Investment Clients” states that all orders will be processed at the next-determined NAV. This language applies to all shareholders, so it should either be moved or repeated elsewhere.

Response: The language in this section applies specifically to discretionary investment clients of the Advisor or its affiliates. Similar language that applies to other accounts appears in the sub-section titled “More about Purchases, Exchanges, and Redemptions” in the section titled “Investment and Account Information.”

Focused Opportunities Series:

31.

Comment: Ensure that the Expense Limitation Agreement that will apply to the Series is filed as an exhibit to the 485(b) filing. If the Advisor can recoup any waived fees or expenses, that should be disclosed.

Response: Accepted. The Expense Limitation Agreement is included as an exhibit to the 485(b) filing. The Advisor is not eligible to recoup any fees or expenses that have been waived or reimbursed in prior years.

32.	Comment: In the first sentence of the Principal Investment Strategies section, please explain what is meant by the term “concentrated”.

Response: We have removed the reference to a “concentrated portfolio” and replaced it with a statement that the Series will invest in a small number of companies.

33.	Comment: The principal investment strategies section states that the Series will invest in common stocks with mid-size capitalizations. Please add risk disclosure for mid-cap stocks.

Response: Both the summary section of the prospectus and the section titled “More Information about the Series’ Principal Strategies and Principal Risks” include information on the risks of small- and mid-cap securities.

34.	Comment: Please incorporate AFFE for ETFs that will be held in the Series in the expense table, if applicable.

Response: At this time, we do not expect the Series to hold a significant amount of ETFs, and we therefore do not expect the Series’ AFFE, if any, to meet the threshold for inclusion in the expense tables. The Series will, however, include the AFFE if the threshold for inclusion is met in the future.

35.

Comment: Please consider adding captions to the summary risk section like those in the sub-section titled “More Information About the Series’ Principal Risks” in the section titled “More Information About the Series’ Principal Investment Strategies and Principal Risks”.

Response: Accepted.

36.	Comment: Please consider adding additional disclosure to the paragraph on the risks of foreign securities in the Principal Risks section.

Response: Accepted. We have added language responsive to this request.

37.	Comment: In the discussion of the risks associated with investments in ETFs in the Principal Risk section, please include a reference to the layering of expenses.

Response: Accepted. We have added language responsive to this request.

38.

Comment: In the third paragraph in sub-section titled “Portfolio Managers” in the Management section, please clarify that the individuals listed are jointly and primarily responsible for the management of the Series’ portfolio.

Response: This language appears in the second paragraph in this section.

39.

Comment: In the section “How to Buy, Exchange, and Redeem Shares”, the sub-section on “Discretionary Investment Clients” states that all orders will be processed at the next-determined NAV. This language applies to all shareholders, so it should either be moved or repeated elsewhere.

Response: The language in this section applies specifically to discretionary investment clients of the Advisor or its affiliates. Similar language that applies to other accounts appears in the sub-section titled “More about Purchases, Exchanges, and Redemptions” in the section titled “Investment and Account Information.”

Statement of Additional Information:

40.	Comment: Item 16(a) requires that the SAI state, if applicable, that the Series are diversified.

Response: Accepted. We have added language to the SAI responsive to this comment.

41.	Comment: The second sentence of the section titled “Investment Goals” states:

The following sections provide additional information about each Series’ principal policies and strategies, as well as information about other policies and strategies.

Please distinguish between the principal and non-principal policies and strategies in the sections that follow.

Response: We have added clarifying language to the SAI that is designed to better distinguish between the Series’ principal and non-principal strategies.

42.

Comment: The section on foreign securities states that none of the Series may invest more than 20% of its assets in direct foreign securities. Please consider adding this to the Item 9 disclosure in the prospectus.

Response: Declined. We believe the disclosure in the Statement of Additional Information is sufficient.

43.	Comment: If the Fund’s Distributor is affiliated, please state that and explain how, per Item 19(b).

Response: Accepted. We have added language responsive to this request.

44.	Comment: Please provide a general statement of the services provided by the auditor, per Item 19(h)(3).

Response: Accepted. We have added language responsive to this request.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Anu Dubey, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC